KENNETH L. BETTS

PARTNER

214-453-6435

kbetts@winston.com

December 1, 2017

CONFIDENTIAL SUBMISSION VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

Office of Real Estate and Commodities

100 F Street, N.E.

Washington, DC 20549

Re:	Hall Structured Finance II, LLC
Draft Offering Statement on Form 1-A
Submitted October 24, 2017
CIK 0001720014

Ladies and Gentlemen:

On behalf of Hall Structured Finance II, LLC (the “Company”), we are providing this letter in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter to the Company dated November 20, 2017 (the “Comment Letter”) regarding Company’s Offering Statement on Form 1-A (CIK 001720014) (the “Offering Statement”).

The Company is concurrently filing via EDGAR today Amendment No. 1 to the Offering Statement (“Amendment No. 1”), which includes changes to the Offering Statement in response to the Staff’s comments set forth in the Comment Letter, as well as other changes. We have enclosed with this letter a marked copy of Amendment No. 1, which reflects all changes to the Offering Statement.

We understand that the Staff may have additional comments after reviewing Amendment No. 1 and the responses set forth below.

For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been repeated herein in bold font, with the Company’s responses immediately following each of the Staff’s comments. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Offering Statement, and page references in the responses refer to Amendment No. 1. Defined terms used herein but not otherwise defined herein have the meanings given to them in Amendment No. 1.

Part II – Offering Circular

General

1.	Please include the information required by Item 12 of Form 1-A.

Response:       In response to the Staff’s comment, the Company has added the requested disclosure on page 39 under the caption “Principal Members.”

Securities and Exchange Commission

Division of Corporate Finance

Office of Real Estate and Commodities

December 1, 2017

2.	Please revise your disclosure to address whether you are relying upon an exemption from registration under the Investment Company Act of 1940 and to discuss any risks associated with such reliance.

Response:       In response to the Staff’s comment, the Company has added the requested disclosure in “Risk Factors” on page 11 and under the caption “Investment Limitations to Avoid Registration as an Investment Company” on page 30.

3.	We note your disclosure throughout that certain proceeds of this offering will be used to “make advances of funds to protect our investments in the existing Financings.” Please revise your disclosure to provide context for such advances.

Response:       In response to the Staff’s comment, the Company has added the requested disclosure on pages 1, 8 and 44.

Description of Business

Our Business Activities, page 24

4.	We note your disclosure that information in the IRR table has been subjected to certain agreed upon procedures performed by your accounting firm as outlined in their report. Please revise to summarize these procedures and to clarify whether these numbers were audited by your accounting firm.

Response:       In response to the Staff’s comment, the Company has added the requested disclosure on page 25.

Loan Pipeline, page 26

5.	Please revise your disclosure to state that there can be no assurance that you will originate the $255,000,000 in prospective new first mortgage loans and to clarify which step in the loan origination process you are in with respect to these eleven pipeline loans.

Response:       In response to the Staff’s comment, the Company has added the requested disclosure on page 27.

Management Compensation, page 33

6.	We note that the Management Fee is intended to cover “payroll costs attributable to personnel engaged in the work and affairs of HSF.” Please tell us whether the Management Fee will be used to cover such payroll costs attributable to any individual serving as an officer of the issuer.

Response:       In response to the Staff’s comment, the Company hereby advises the Commission that the officers of the Company will receive no compensation from either the Company or the Manager for serving as officers of the Company.

Securities and Exchange Commission

Division of Corporate Finance

Office of Real Estate and Commodities

December 1, 2017

7.	Please revise to disclose the operating expenses that you are contractually obligated to reimburse to the Manager, per Section 3.02 of the Management Agreement.

Response:       In response to the Staff’s comment, the Company has added the requested disclosure on page 35.

Remedies if an Event of Default Occurs, page 43

8.	We note your disclosure that a holder is entitled to bring a lawsuit for the payment of money due on the debentures on or after the due date. Please balance this disclosure with the limitation on such suits described in Section 6.5 of the Debenture Purchase Agreement.

Response:       In response to the Staff’s comment, the Company has added the requested disclosure on page 46.

9.	We note your disclosure that holders of a majority in principal amount of the debentures may waive past defaults, with certain exceptions. Please revise your disclosure to also reference the ability of the holders of a majority in principal amount of the debentures to postpone the payment of interest for up to three years from the original payment due date without any penalty or interest thereon, per Section 6.4(2) of the Debenture Purchase Agreement.

Response:       In response to the Staff’s comment, the Company has added the requested disclosure on page 46.

Part III

16. Exhibits

10.	Please file a legality opinion as an exhibit as required by Item 17(12) of Form 1-A.

Response:       In response to the Staff’s comment, the legality opinion has been filed as Exhibit 12.1 to Amendment No. 1.

11.	Please revise to include a consent from your independent accounting firm for the use of its report on your financial statements in the registration statement.

Response:       In response to the Staff’s comment, the consent of the Company’s independent accounting firm has been filed as Exhibit 11.1 to Amendment No. 1.

Securities and Exchange Commission

Division of Corporate Finance

Office of Real Estate and Commodities

December 1, 2017

Signatures

12.	Please include the required signatures as set forth in the Instructions to Signatures of Form 1-A.

Response:       In response to the Staff’s comment, the required signatures have been provided along with Amendment No. 1.

If you have any questions in connection with these comments, please do not hesitate to contact me at (214) 453-6435 or by email at kbetts@winston.com.

Sincerely,

/s/ Kenneth L. Betts

Enclosures

cc:        Mark Blocher